Delta Oil and Gas Inc.

Estimated

Future Reserves and Income

Attributable to Certain

Leasehold Interests

SEC Parameters

As of

December 31, 2012

Larry P. Connor, P.Eng.
APEGA Member No. 61774
Managing Senior Vice President

Mike Lam, P.Geol.
APEGA Member No. 68412
Senior Geologist

RYDER SCOTT COMPANY, L.P.
TBPE Firm License No. F-1580

PROFESSIONAL ENGINEER ALBERTA LARRY P. CONNOR

PROFESSIONAL GEOLOGIST ALBERTA MICHAEL C. LAM

RYDER SCOTT COMPANY
PETROLEUM CONSULTANTS
SUITE 600, 1015 - 4TH STREET S.W. CALGARY, ALBERTA T2R 1J4
FAX (403) 262-2790
TELEPHONE (403) 262-2799

March 7, 2013

Delta Oil and Gas Inc.
604 – 700 West Pender Street
Vancouver, British Columbia
Canada V6C 1G8

Gentlemen:

At your request, Ryder Scott Company, L.P. (Ryder Scott) has prepared an estimate of the proved, probable and possible reserves, future production, and income attributable to certain leasehold interests of Delta Oil and Gas Inc. (Delta) as of December 31, 2012. The subject properties are located in the Northwest Hartburg field in the state of Texas. The reserves and income data were estimated based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). Our third party study, completed on March 5, 2013 and presented herein, was prepared for public disclosure by Delta in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.

The properties evaluated by Ryder Scott represent 100 percent of the total net proved, probable and possible liquid hydrocarbon reserves and 100 percent of the total net proved, probable and possible gas reserves of Delta as of December 31, 2012

The estimated reserves and future net income amounts presented in this report, as of December 31, 2012 are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements, as required by the SEC regulations. Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.

SEC PARAMETERS
Estimated Net Reserves and Income Data
Certain Leasehold Interests of
Delta Oil and Gas Inc.
As of December 31, 2012

	Total Proved Producing
Net Remaining Reserves	
Oil/Condensate – Barrels	6,922
Gas – MMCF	89
Income Data	
Future Gross Revenue	$888,128
Deductions	143,363
Future Net Income (FNI)	$744,764
Discounted FNI @ 10%	$672,855

	Probable		
	Developed Producing	Undeveloped	Total Probable
Net Remaining Reserves			
Oil/Condensate – Barrels	1,274	45,796	47,070
Gas – MMCF	30	0	30
Income Data			
Future Gross Revenue	$194,870	$4,510,071	$4,704,941
Deductions	40,833	1,148,887	1,189,720
Future Net Income (FNI)	$154,037	$3,361,184	$3,515,221
Discounted FNI @ 10%	$125,478	$2,364,453	$2,489,931

	Total Possible Undeveloped
Net Remaining Reserves	
Oil/Condensate – Barrels	17,464
Gas – MMCF	0
Income Data	
Future Gross Revenue	$1,719,893
Deductions	199,072
Future Net Income (FNI)	$1,520,821
Discounted FNI @ 10%	$ 784,711

Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are reported on an "as sold basis" expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are reported on an "as sold basis" expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

The estimates of the reserves, future production, and income attributable to properties in this report were prepared using the economic software package PHDWin Petroleum Economic Evaluation Software, a copyrighted program of TRC Consultants L.C. Ryder Scott has found this program to be generally acceptable, but notes that certain summaries and calculations may vary due to rounding and may not exactly match the sum of the properties being summarized. Furthermore, one line economic summaries may vary slightly from the more detailed cash flow projections of the same properties, also due to rounding. The rounding differences are not material.

The future gross revenue is after the deduction of production taxes. The deductions incorporate the normal direct costs of operating the wells, ad valorem taxes, development costs, transportation and third party processing costs (shown as "other costs"),and certain abandonment costs net of salvage. The future net income is before the deduction state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income.

Liquid hydrocarbon reserves account for approximately 73 percent and gas reserves account for the remaining 27 percent of total future gross revenue from proved reserves. Liquid hydrocarbon reserves account for approximately 98 percent and gas reserves account for the remaining 2 percent of total future gross revenue from probable reserves. Liquid hydrocarbon reserves account for approximately 100 percent of total future gross revenue from possible reserves.

The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates which were also compounded monthly. These results are shown in summary form as follows.

	Discounted Future Net Income As of December 31, 2012		
Discount Rate Percent	Total Proved	Total Probable	Total Possible
5	$707,404	$2,951,537	$1,080,222
8	$686,355	$2,663,813	$ 889,363
10	$672,855	$2,489,931	$ 784,711
12	$659,764	$2,328,923	$ 694,791
15	$640,859	$2,109,133	$ 582,594

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

Reserves Included In This Report

The proved, probable and possible reserves included herein conform to the definitions as set forth in the Securities and Exchange Commission's Regulations Part 210.4-10(a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled "Petroleum Reserves Definitions" is included as an attachment to this report.

The various reserve status categories are defined under the attachment entitled "Petroleum Reserves Status Definitions and Guidelines" in this report. The proved, probable and possible reserves included herein consist of the developed producing and undeveloped categories.

No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. The proved, probable and possible gas volumes presented herein do not include volumes of gas consumed in operations as reserves.

Reserves are "estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations." All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. At Delta's request, this report addresses the proved, probable and possible reserves attributable to the properties evaluated herein.

Proved oil and gas reserves are "those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward". The SEC has defined reasonable certainty for proved reserves, when based on deterministic methods, as a "high degree of confidence that the quantities will be recovered." Probable reserves are "those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered." Possible reserves are "those additional reserves which are less certain to be recovered than probable reserves" and thus the probability of achieving or exceeding the proved plus probable plus possible reserves is low.

The reserves included herein were estimated using deterministic methods and presented as incremental quantities. Under the deterministic incremental approach, discrete quantities of reserves are estimated and assigned separately as proved, probable or possible based on their individual level of uncertainty. Because of the differences in uncertainty, caution should be exercised when aggregating quantities of oil and gas from different reserves categories. Furthermore, the reserves and income quantities attributable to the different reserve categories that are included herein have not been adjusted to reflect these varying degrees of risk associated with them and thus are not comparable.

Reserve estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change. For proved reserves, the SEC states that "as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease." Moreover, estimates of proved, probable and possible reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved, probable and possible reserves included in this report are estimates only and should not be construed as being exact quantities, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.

Delta's operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but may not be limited to, matters relating to land tenure

and leasing, the legal rights to produce hydrocarbons, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of proved, probable and possible reserves actually recovered and amounts of proved, probable and possible income actually received to differ significantly from the estimated quantities.

The estimates of reserves presented herein were based upon a detailed study of the properties in which Delta owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

Estimates of Reserves

The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission's Regulations Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods, (2) volumetric-based methods and (3) analogy. These methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves. Reserve evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated, and the stage of development or producing maturity of the property.

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserve quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserve category assigned by the evaluator. Therefore, it is the categorization of reserve quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the "quantities actually recovered are much more likely than not to be achieved." The SEC states that "probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered." The SEC states that "possible reserves are those additional reserves that are less certain to be recovered than probable reserves and the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves." All quantities of reserves within the same reserve category must meet the SEC definitions as noted above.

Estimates of reserves quantities and their associated reserve categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserve categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

The proved, probable and possible reserves for the properties included herein were estimated by performance methods, the volumetric method, or a combination of methods. Approximately 100 percent of the proved, probable and possible producing reserves attributable to producing wells and/or reservoirs were estimated by performance methods or a combination of the performance and volumetric methods. These performance methods include, but may not be limited to, decline curve analysis, which utilized extrapolations of historical production and pressure data available through December 2012 in those cases where such data were considered to be definitive. The data utilized in this analysis were furnished to Ryder Scott by Delta or obtained from public data sources and were considered sufficient for the purpose thereof.

The probable and possible undeveloped reserves included herein were estimated by the volumetric method. The volumetric analysis utilized pertinent well and seismic data furnished to Ryder Scott by Delta or which we have obtained from public data sources that were available through December 2012. The data utilized from the well and seismic data incorporated into our volumetric analysis were considered sufficient for the purpose thereof.

To estimate economically recoverable proved, probable and possible oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved, probable and possible reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from those under existing economic conditions, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Delta has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation. In preparing our forecast of future proved, probable and possible production and income, we have relied upon data furnished by Delta with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, development costs, product prices based on the SEC regulations, adjustments or differentials to product prices, geological structural and isochore maps, well logs, core analyses, and pressure measurements. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data furnished by Delta. We consider the factual data used in this report appropriate and sufficient for the purpose of preparing the estimates of reserves and future net revenues herein.

In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein. The proved, probable and possible reserves included herein were determined in conformance with the United States Securities and Exchange Commission (SEC) Modernization of Oil and Gas Reporting; Final Rule, including all references to Regulation S-X and Regulation S-K, referred to herein collectively as the "SEC Regulations." In our opinion, the proved, probable and possible reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.

Future Production Rates

For wells currently on production, our forecasts of future production rates are based on historical performance data. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates.

For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Delta. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates due to unforeseen factors causing a change in the timing to initiate production. Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, completing and/or recompleting wells and/or constraints set by regulatory bodies.

The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.

Hydrocarbon Prices

The oil prices used herein are based on SEC price parameters using the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements. For hydrocarbon products sold under contract, the contract prices, including fixed and determinable escalations, exclusive of inflation adjustments, were used until expiration of the contract. Upon contract expiration, the prices were adjusted to the 12-month unweighted arithmetic average as previously described.

Delta furnished us with the above mentioned average prices in effect on December 31, 2012. These initial SEC hydrocarbon prices were determined using the 12-month average first-day-of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold. These benchmark prices are prior to the adjustments for differentials as described herein. The table below summarizes the "benchmark prices" and "price reference" used for the geographic area included in the report. In certain geographic areas, the price reference and benchmark prices may be defined by contractual arrangements.

The product prices which were actually used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, and/or distance from market, referred to herein as "differentials." The differentials used in the preparation of this report were estimated by us based on information furnished by Delta.

In addition, the table below summarizes the net volume weighted benchmark prices adjusted for differentials and referred to herein as the "average realized prices." The average realized prices shown in the table below were determined from the total future gross revenue before production taxes and the total net reserves by reserve category for the geographic area and presented in accordance with SEC disclosure requirements for each of the geographic areas included in the report.

Geographic Area	Product	Price Reference	Avg Benchmark Prices	Avg Proved Realized Prices	Avg Probable Realized Prices	Avg Possible Realized Prices
North America						
United States	Oil/Condensate	WTI Cushing	$95.97/Bbl	$103.23/Bbl	$103.23/Bbl	$103.23/Bbl
	Gas	Henry Hub	$2.76/MMBTU	$2.51/MCF	$2.51/MCF	$2.51/MCF

The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in our individual property evaluations.

Costs

Operating costs for the leases and wells in this report are based on the operating expense reports of Delta and include only those costs directly applicable to the leases or wells. The operating costs include a portion of general and administrative costs allocated directly to the leases and wells. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.

Development costs were furnished to us by Delta and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The development costs furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of these costs. Delta's estimates of zero abandonment costs after salvage value for onshore properties were used in this report. Ryder Scott has not performed a detailed study of the abandonment costs or the salvage value and makes no warranty for Delta's estimate.

The proved, probable and possible undeveloped reserves in this report have been incorporated herein in accordance with Delta's plans to develop these reserves as of December 31, 2012. The implementation of Delta's development plans as presented to us and incorporated herein is subject to the approval process adopted by Delta's management. As the result of our inquiries during the course of preparing this report, Delta has informed us that the development activities included herein have been subjected to and received the internal approvals required by Delta's management at the appropriate local, regional and/or corporate level. In addition to the internal approvals as noted, certain development activities may still be subject to specific partner AFE processes, Joint Operating Agreement (JOA) requirements or other administrative approvals external to Delta. Additionally, Delta has informed us that they are not aware of any legal, regulatory, political or economic obstacles that would significantly alter their plans.

Current costs used by Delta were held constant throughout the life of the properties.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over seventy-five years. Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have over eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any privately-owned or publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry-related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer's license or a registered or certified professional geoscientist's license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.

We are independent petroleum engineers with respect to Delta Oil and Gas Inc. Neither we nor any of our employees have any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The results of this study, presented herein, are based on technical analysis conducted by teams of geoscientists and engineers from Ryder Scott. The professional qualifications of the undersigned, the technical persons primarily responsible for overseeing the evaluation of the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

The results of our third party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Delta.

We have provided Delta with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by Delta and the original signed report letter, the original signed report letter shall control and supersede the digital version.

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

PROFESSIONAL ENGINEER ALBERTA
LARRY P. CONNOR

Larry P. Connor, P.Eng.
APEGA Member No. 61774
Managing Senior Vice President

PROFESSIONAL GEOLOGIST ALBERTA
MICHAEL C. LAM

Mike Lam, P.Geol
APEGA Member No. 68412
Senior Geologist

LPC (DPR)/pl

PERMIT TO PRACTICE
RYDER SCOTT COMPANY
Signature
Date March 7 2013
PERMIT NUMBER: P 6092
The Association of Professional Engineers, Geologists and Geophysicists of Alberta

Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. Larry Connor was the primary technical person responsible for preparing the estimate of the reserves and future production included in this report.

Mr. Connor, an employee of Ryder Scott Company, L.P. (Ryder Scott) since 1981, is a Managing Senior Vice President and is responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide. Before joining Ryder Scott, Mr. Connor served in a number of engineering positions with Amoco Production Company. For more information regarding Mr. Connor's geographic and job specific experience, please refer to the Ryder Scott Company website at www.ryderscott.com.

Mr. Connor earned a Bachelor of Science degree in Industrial Engineering from Texas A&M University in 1977 and is a licensed Professional Engineer in the State of Texas, and the Provinces of Alberta, British Columbia and Saskatchewan, Canada. He is also a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers. Mr. Connor has served as the Chairman of the Houston Chapter of the Society of Petroleum Evaluation Engineers.

In addition to gaining experience and competency through prior work experience, the Texas Board of Professional Engineers requires a minimum of fifteen hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Connor fulfills. Mr. Connor attended an additional 10 hours of formalized in-house training during 2010 covering such topics as the SPE/WPC/AAPG/SPEE Petroleum Resources Management System, reservoir engineering, geoscience and petroleum economics evaluation methods, procedures and software and ethics for consultants. Mr. Connor has served as course instructor for the formalized in-house training of PSA programming using PHDwin™ software to analyze prospect evaluations.

Based on his educational background, professional training and more than 35 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Connor has attained the professional qualifications as a Reserves Estimator and Reserves Auditor set forth in Article III of the "Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information" promulgated by the Society of Petroleum Engineers as of February 19, 2007.

PETROLEUM RESERVES DEFINITIONS

As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

PREAMBLE

On January 14, 2009, the United States Securities and Exchange Commission (SEC) published the "Modernization of Oil and Gas Reporting; Final Rule" in the Federal Register of National Archives and Records Administration (NARA). The "Modernization of Oil and Gas Reporting; Final Rule" includes revisions and additions to the definition section in Rule 4-10 of Regulation S-X, revisions and additions to the oil and gas reporting requirements in Regulation S-K, and amends and codifies Industry Guide 2 in Regulation S-K. The "Modernization of Oil and Gas Reporting; Final Rule", including all references to Regulation S-X and Regulation S-K, shall be referred to herein collectively as the "SEC regulations". The SEC regulations take effect for all filings made with the United States Securities and Exchange Commission as of December 31, 2009, or after January 1, 2010. Reference should be made to the full text under Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) for the complete definitions (direct passages excerpted in part or wholly from the aforementioned SEC document are denoted in italics herein).

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. Under the SEC regulations as of December 31, 2009, or after January 1, 2010, a company may optionally disclose estimated quantities of probable or possible oil and gas reserves in documents publicly filed with the SEC. The SEC regulations continue to prohibit disclosure of estimates of oil and gas resources other than reserves and any estimated values of such resources in any document publicly filed with the SEC unless such information is required to be disclosed in the document by foreign or state law as noted in §229.1202 Instruction to Item 1202.

Reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change.

Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, natural gas cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.

Reserves may be attributed to either conventional or unconventional petroleum accumulations. Petroleum accumulations are considered as either conventional or unconventional based on the nature of their in-place characteristics, extraction method applied, or degree of processing prior to sale. Examples of unconventional petroleum accumulations include coalbed or coalseam methane (CBM/CSM), basin-centered gas, shale gas, gas hydrates, natural bitumen and oil shale deposits.

These unconventional accumulations may require specialized extraction technology and/or significant processing prior to sale.

Reserves do not include quantities of petroleum being held in inventory.

Because of the differences in uncertainty, caution should be exercised when aggregating quantities of petroleum from different reserves categories.

RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(26) defines reserves as follows:

Reserves. *Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.*

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

PROVED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(22) defines proved oil and gas reserves as follows:

Proved oil and gas reserves. *Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.*

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience,

engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

PROBABLE RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(18) defines probable oil and gas reserves as follows:

Probable reserves. *Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.*

(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

(iv) See also guidelines in paragraphs (a)(17)(iv) and (a)(17)(vi) of this section.

POSSIBLE RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(17) defines possible oil and gas reserves as follows:

Possible reserves. *Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.*

(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi) Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES

As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

and

PETROLEUM RESOURCES MANAGEMENT SYSTEM (SPE-PRMS)
Sponsored and Approved by:
SOCIETY OF PETROLEUM ENGINEERS (SPE)
WORLD PETROLEUM COUNCIL (WPC)
AMERICAN ASSOCIATION OF PETROLEUM GEOLOGISTS (AAPG)
SOCIETY OF PETROLEUM EVALUATION ENGINEERS (SPEE)

Reserves status categories define the development and producing status of wells and reservoirs. Reference should be made to Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) and the SPE-PRMS as the following reserves status definitions are based on excerpts from the original documents (direct passages excerpted from the aforementioned SEC and SPE-PRMS documents are denoted in italics herein).

DEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(6) defines developed oil and gas reserves as follows:

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Developed Producing (SPE-PRMS Definitions)

While not a requirement for disclosure under the SEC regulations, developed oil and gas reserves may be further sub-classified according to the guidance contained in the SPE-PRMS as Producing or Non-Producing.

Developed Producing Reserves
Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate.

Improved recovery reserves are considered producing only after the improved recovery project is in operation.

Developed Non-Producing
Developed Non-Producing Reserves include shut-in and behind-pipe reserves.

Shut-In
Shut-in Reserves are expected to be recovered from:
(1) completion intervals which are open at the time of the estimate, but which have not started producing;
(2) wells which were shut-in for market conditions or pipeline connections; or
(3) wells not capable of production for mechanical reasons.

Behind-Pipe
Behind-pipe Reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future re-completion prior to start of production.

In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

UNDEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(31) defines undeveloped oil and gas reserves as follows:

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

RYDER SCOTT COMPANY
PETROLEUM CONSULTANTS
TBPE FIRM LIC. NO. F-1580

DELTA OIL AND GAS INC.
PROPERTY RANKING BY PROVED DISCOUNTED FUTURE NET INCOME
ATTRIBUTABLE TO CERTAIN INTEREST IN HARTBURG, NW FIELD
SEC PARAMETERS
AS OF DECEMBER 31,2012

	RESV. TYPE (A)	NET RESERVES (BARRELS) OIL/COND	NET RESERVES (MMCF) GAS	$ FUTURE NET INCOME (B)	$ FUTURE NET INCOME DISC. AT 10.0%	PERCENT OF TOTAL	CUMULATIVE PERCENT OF TOTAL	TABLE NUMBER
HARTBURG, NW. **NEWTON (TX) COUNTY, TEXAS** DONNER 1	PV-PD	6,590	0	583,954	524,221	77.910	77.910	8
HARTBURG, NW. **NEWTON (TX) COUNTY, TEXAS** DONNER 2	PV-PD	332	89	160,811	148,634	22.090	100.000	10
HARTBURG, NW. **NEWTON (TX) COUNTY, TEXAS** DONNER 2 1	PV-NP	0	0	0	0	0.000	100.000	12
TOTAL PROVED		6,922	89	744,764	672,855	100.000	100.000	

RYDER SCOTT COMPANY
PETROLEUM CONSULTANTS
TBPE FIRM LIC. NO. F-1580

DELTA OIL AND GAS INC.
PROPERTY RANKING BY PROBABLE DISCOUNTED FUTURE NET INCOME
ATTRIBUTABLE TO CERTAIN INTEREST IN HARTBURG, NW FIELD
SEC PARAMETERS
AS OF DECEMBER 31,2012

	RESV. TYPE (A)	NET RESERVES (BARRELS) OIL/COND	NET RESERVES (MMCF) GAS	$ FUTURE NET INCOME (B)	$ FUTURE NET INCOME DISC. AT 10.0%	PERCENT OF TOTAL	CUMULATIVE PERCENT OF TOTAL	TABLE NUMBER
HARTBURG, NW. **NEWTON (TX) COUNTY, TEXAS** DONNER 5	PB-UD	24,760	0	1,851,061	1,261,713	50.673	50.673	15
HARTBURG, NW. **NEWTON (TX) COUNTY, TEXAS** DONNER 3 1	PB-UD	21,036	0	1,510,123	1,102,739	44.288	94.961	13
HARTBURG, NW. **NEWTON (TX) COUNTY, TEXAS** DONNER 1(incr)	PB-PD	1,162	0	96,760	75,077	3.015	97.976	9
HARTBURG, NW. **NEWTON (TX) COUNTY, TEXAS** DONNER 2(incr)	PB-PD	112	30	57,277	50,401	2.024	100.000	11
TOTAL PROBABLE		47,070	30	3,515,221	2,489,931	100.000	100.000	

RYDER SCOTT COMPANY
PETROLEUM CONSULTANTS
TBPE FIRM LIC. NO. F-1580

DELTA OIL AND GAS INC.
PROPERTY RANKING BY POSSIBLE DISCOUNTED FUTURE NET INCOME
ATTRIBUTABLE TO CERTAIN INTEREST IN HARTBURG, NW FIELD
SEC PARAMETERS
AS OF DECEMBER 31,2012

	RESV. TYPE (A)	NET RESERVES (BARRELS) OIL/COND	NET RESERVES (MMCF) GAS	$ FUTURE NET INCOME (B)	$ FUTURE NET INCOME DISC. AT 10.0%	PERCENT OF TOTAL	CUMULATIVE PERCENT OF TOTAL	TABLE NUMBER
HARTBURG, NW.								
NEWTON (TX) COUNTY, TEXAS								
DONNER 3(incr) 1	PS-UD	10,897	0	976,378	556,866	70.964	70.964	14
HARTBURG, NW.								
NEWTON (TX) COUNTY, TEXAS								
DONNER 5(incr)	PS-UD	6,568	0	544,443	227,845	29.036	100.000	16
TOTAL POSSIBLE		17,464	0	1,520,821	784,711	100.000	100.000	

(A) RESERVE TYPES: PV = PROVED
PB = PROBABLE
PS = POSSIBLE

STATUS: PD = PRODUCING
BP = BEHIND PIPE
SI = SHUT IN
UD = UNDEVELOPED
DP = DEPLETED
PB = PAYBACK
NP = NON-PRODUCING

(B) BEFORE FEDERAL OR STATE INCOME TAXES

RYDER SCOTT COMPANY
PETROLEUM CONSULTANTS
TBPE FIRM LIC. NO. F-1580

DELTA OIL AND GAS INC.
SUMMARY OF GROSS AND NET RESERVES AND INCOME DATA
ATTRIBUTABLE TO CERTAIN INTEREST IN HARTBURG, NW FIELD
SEC PARAMETERS
AS OF DECEMBER 31,2012

		ESTIMATED REMAINING RESERVES				ESTIMATED FUTURE DOLLARS, $			
		100% GROSS		NET		GROSS REV		NET INCOME BEFORE FIT	
	RESV TYPE (A)	(BARRELS) OIL/COND	(MMCF) GAS	(BARRELS) OIL/COND	(MMCF) SALES GAS	AFTER PROD TAX	TOTAL DEDUCTION	UNDISC	DISCOUNT AT 10.00%
HARTBURG, NW.									
NEWTON (TX) COUNTY, TEXAS									
DONNER 1	PV-PD	32,948	0	6,590	0	648,958	65,004	583,954	524,221
DONNER 1(incr)	PB-PD	5,811	0	1,162	0	114,457	17,697	96,760	75,077
DONNER 2	PV-PD	923	250	332	89	239,170	78,359	160,811	148,634
DONNER 2(incr)	PB-PD	310	84	112	30	80,413	23,136	57,277	50,401
DONNER 2 1	PV-NP	0	0	0	0	0	0	0	0
DONNER 3 1	PB-UD	66,650	0	21,036	0	2,071,655	561,532	1,510,123	1,102,739
DONNER 3(incr) 1	PS-UD	45,455	0	10,897	0	1,073,113	96,735	976,378	556,866
DONNER 5	PB-UD	90,282	0	24,760	0	2,438,416	587,355	1,851,061	1,261,713
DONNER 5(incr)	PS-UD	32,838	0	6,568	0	646,780	102,337	544,443	227,845
PROVED PRODUCING		33,872	250	6,922	89	888,128	143,363	744,764	672,855
PROVED NON-PRODUCING		0	0	0	0	0	0	0	0
TOTAL PROVED		33,872	250	6,922	89	888,128	143,363	744,764	672,855
PROBABLE PRODUCING		6,122	84	1,274	30	194,870	40,833	154,037	125,478
PROBABLE UNDEVELOPED		156,932	0	45,796	0	4,510,071	1,148,887	3,361,184	2,364,453
TOTAL PROBABLE		163,054	84	47,070	30	4,704,941	1,189,720	3,515,221	2,489,931
TOTAL POSSIBLE		78,293	0	17,464	0	1,719,893	199,072	1,520,821	784,711
GRAND SUMMARIES									
PROVED PRODUCING		33,872	250	6,922	89	888,128	143,363	744,764	672,855
TOTAL PROVED		33,872	250	6,922	89	888,128	143,363	744,764	672,855
PROBABLE PRODUCING		6,122	84	1,274	30	194,870	40,833	154,037	125,478
PROBABLE UNDEVELOPED		156,932	0	45,796	0	4,510,071	1,148,887	3,361,184	2,364,453
TOTAL PROBABLE		163,054	84	47,070	30	4,704,941	1,189,720	3,515,221	2,489,931
POSSIBLE UNDEVELOPED		78,293	0	17,464	0	1,719,893	199,072	1,520,821	784,711
TOTAL POSSIBLE		78,293	0	17,464	0	1,719,893	199,072	1,520,821	784,711

(A) RESERVE TYPES: *PV = PROVED*
PB = PROBABLE
PS = POSSIBLE

STATUS: *PD = PRODUCING* *DP = DEPLETED*
BP = BEHIND PIPE *PB = PAYBACK*
SI = SHUT IN *NP = NON-PRODUCING*
UD = UNDEVELOPED

DELTA OIL AND GAS INC.
SUMMARY OF INITIAL BASIC DATA
ATTRIBUTABLE TO CERTAIN INTEREST IN HARTBURG, NW FIELD
SEC PARAMETERS
AS OF DECEMBER 31,2012

	PRIM PROD	(A) RESV TYPE	NO. OF WELLS	LOCATION SEC TWP RNG	— INTERESTS — — EVALUATED — W.I.	N.R.I.	LIQUIDS PRICE $/bbl	GAS DATA PRICE $/Mcf	BTU	GROSS COST $/MONTH
HARTBURG, NW.										
NEWTON (TX) COUNTY, TEXAS										
DONNER 1	OIL	PV-PD	1	(N/A) 0	0.400000	0.200000	103.23	-	N/A	2,764
DONNER 1(incr)	OIL	PB-PD	0	(N/A) 0	0.400000	0.200000	103.23	-	N/A	2,764
DONNER 2	GAS	PV-PD	1	(N/A) 0	0.400000	0.360000	103.23	2.51	1,000	3,213
DONNER 2(incr)	GAS	PB-PD	0	(N/A) 0	0.400000	0.360000	103.23	2.51	1,000	3,213
DONNER 2 1	OIL	PV-NP	0	(N/A) 0	0.400000	0.360000	103.23	-	N/A	0
DONNER 3 1	OIL	PB-UD	1	(N/A) 0	0.400000	0.360000	103.23	-	N/A	2,764
DONNER 3(incr) 1	OIL	PS-UD	0	(N/A) 0	0.400000	0.360000	103.23	-	N/A	2,764
DONNER 5	OIL	PB-UD	1	(N/A) 0	0.400000	0.360000	103.23	-	N/A	2,764
DONNER 5(incr)	OIL	PS-UD	0	(N/A) 0	0.400000	0.360000	103.23	-	N/A	2,764

(A) RESERVE TYPES: *PV = PROVED*
PB = PROBABLE
PS = POSSIBLE

STATUS: *PD = PRODUCING* *DP = DEPLETED*
BP = BEHIND PIPE *PB = PAYBACK*
SI = SHUT IN *NP = NON-PRODUCING*
UD = UNDEVELOPED